UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Healhaus, LLC

Legal status of issuer

        Form
        Limited Liability Company

        Jurisdiction of Incorporation/Organization
        New York

        Date of organization
        November 20, 2017

Physical address of issuer
181 Dekalb Ave. Unit C2 Brooklyn, NY 11205

Website of issuer
http://www.healhaus.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
3.75% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
December 2, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$420,844	$393,419
Cash & Cash Equivalents	$152,523	$241,746
Accounts Receivable	$0	$0
Short-term Debt	$262,672	$273,451
Long-term Debt	$116,188	$142,082
Revenues/Sales	$586,376	$533,537
Cost of Goods Sold	$250,772	$277,266
Taxes Paid	$0	$0
Net Income (Loss)	$131,204	$63,818

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
9/30/2022

Healhaus, LLC



Up to $1,000,000 of Crowd Notes

Healhaus, LLC, ("Healhaus", the "Company", "we", "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 2, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 18, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at http://www.healhaus.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: http://www.seedinvest.com/healhaus/seed

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Healhaus, LLC ("the Company") is a New York Limited Liability Company, incorporated on November 20, 2017.

The Company is located at 181 Dekalb Ave. Unit C2 Brooklyn, NY 11205.

The Company's website is http://www.healhaus.com

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.seedinvest.com/healhaus/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	December 2, 2022
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages 11, and 13 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The wellness market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Darian Hall and Elisa Shankle. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company has outstanding liabilities. The Company owes (i) $123,400 in remaining payments due on an EIDL Loan (ii) $50,000 on a convertible note and (iii) $100,000 in remaining payments due on a loan.

The Company has outstanding liabilities in the form of Convertible Notes. The Company has issued 1 Convertible Note in 2018 for total principal approximately $50,000. The issued Convertible Note has a 20% discount upon conversion. The conversion shall not be less than 2.5% of the equity securities issued by the company.

The Company has not filed a Form D for its Convertible Note offering from 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $8,000,000; however, investors that confirm their investment no later than October 21, 2022 (at 11:59 PM ET) will have a valuation cap of $6,400,000. Investors that confirm their investment after October 21, 2022 (at 11:59 PM ET) but no later than October 28, 2022 (at 11:59 PM ET) will have a valuation cap of $7,000,000. Investors that confirm their investment after October 28, 2022 (at 11:59 PM ET) will have the base valuation cap of $8,000,000.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Note. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,400,000 for which Investor's Subscription Date was no later than October 21, 2022, $7,000,000 for which Investor's Subscription Date was after October 21, 2022 but not later than October 28, 2022 or $8,000,000 for which Investor's Subscription Date was after October 28, 2022 the "Valuation Cap". If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on the Valuation Cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the Valuation Cap, so you should not view the Valuation Cap as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

At HealHaus, we've combined diverse healing modalities and practitioners under one roof to provide people with an inclusive space focused on holistic health and wellness. We are committed to building a community that is dedicated to changing the stigma attached to healing.

With our modern and accessible approach, we welcome not only existing wellness lovers, but also newcomers that are seeking a safe space to call their own. We believe internal work is an inherent calling and with our flexible space offerings, there is something for everyone.

Business Plan

Healhaus LLC is a wellness company based in Brooklyn, New York. Revenue is made through its brick-and-mortar studio; Revenue is made through the facilitation of yoga & meditation classes, private room rentals for practitioners and a café. The second revenue driver is through HealHaus' online subscription services. The last revenue driver is through HealHaus' corporate wellness program. HealHaus facilitates corporate wellness for employers through in-person and Online programming.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 13.75% of the proceeds, or $13,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 4.75% of the proceeds, or $47,500, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product and Working Capital	50%	50%	50%
Team and Personnel	30%	30%	30%
Sales and Marketing	20%	20%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

| Darian Hall | Co-Founder | Administration, Payroll, Studio Mgmt, Employee Mgmt, etc. |
| Elisa Shankle | Co-Founder | Design, Scheduling, Programming, Corporate Wellness Mgmt, Social Media Mgmt, etc. |

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Membership Units	100	Yes	N/A	N/A	100%	None

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Darian Hall and Elisa Shankle.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Darian Hall	50 membership units	50%
Elisa Shankle	50 membership units	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
HealHaus LLC was formed on November 20, 2017, in the state of New York. The financial statements of HealHausLLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Healhaus LLC is a wellness company based in Brooklyn, New York. Revenue is made through its brick-and-mortar studio; Revenue is made through the facilitation of yoga & meditation classes, private room rentals for practitioners and a café. The second revenue driver is through HealHaus' online subscription services. The last revenue driver is through HealHaus' corporate wellness program. HealHaus facilitates corporate wellness for employers through in-person and Online programming.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $28,108 in cash on hand as of August 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Crowd Notes are being offered with a valuation cap of $6,400,000 for which Investor's Subscription Date was no later than October 21, 2022, $7,000,000 for which Investor's Subscription Date was after October 21, 2022 but not later than October 28, 2022, or $8,000,000 for which Investor's Subscription Date was after October 28, 2022.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	November 15, 2018	Regulation D	Convertible Note	$50,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,400,000 valuation cap for which Investor's Subscription Date was no later than October 21, 2022, a $7,000,000 valuation cap for which Investor's Subscription Date was after October 21, 2022 but not later than October 28, 2022, or a $8,000,000 valuation cap for which Investor's Subscription Date was after October 28, 2022, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Note plus accrued unpaid interest, or the amount of stock the Crowd Note would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The company has engaged in the following related party transactions:

There are no related party transactions.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Crowd note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Crowd note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Darian Hall
_____
(Signature)

Darian Hall
_____
(Name)

Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Darian Hall
_____
(Signature)

Darian Hall
_____
(Name)

Co-Founder
_____
(Title)

9/30/2022
_____
(Date)

/s/ Elisa Shankle
_____
(Signature)

Elisa Shankle
_____
(Name)

Co-Founder
_____
(Title)

9/30/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

HEALHAUS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
HealHaus, LLC
Brooklyn, New York

We have reviewed the accompanying financial statements of HealHaus, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 10, 2022
Los Angeles, California

HEALHAUS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	152,523	$	241,746
Inventory		-		-
Total current assets		**152,523**		**241,746**
Property and Equipment, net		144,750		151,674
Intangible Assets		123,572		-
Total assets	$	**420,844**	$	**393,419**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	17,247	$	73,230
Current Portion of Loans and Notes		107,212		100,000
Convertible Note		50,000		50,000
Deferred Revenue		25,907		14,382
Other Current Liabilities		62,307		35,838
Total current liabilities		**262,672**		**273,451**
Promissory Notes and Loans		116,188		142,082
Total liabilities		**378,860**		**415,533**
MEMBERS' EQUITY				
Members' Equity		41,984		(22,114)
Total Members' Equity		**41,984**		**(22,114)**
Total Liabilities and Members' Equity	$	**420,844**	$	**393,419**

See accompanying notes to financial statements.

HEALHAUS LLC
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	586,376	$	533,537
Cost of Goods Sold		250,772		277,266
Gross profit		335,604		256,271
Operating expenses				
General and Administrative		207,431		192,626
Sales and Marketing		2,596		1,549
Total operating expenses		210,028		194,175
Operating Income/(Loss)		125,576		62,096
Interest Expense		20,864		40,124
Other Loss/(Income)		(26,492)		(41,846)
Income/(Loss) before provision for income taxes		131,204		63,818
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**131,204**	$	**63,818**

See accompanying notes to financial statements.

HEALHAUS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)	Members' Equity
Balance—December 31, 2019	$ **(24,587)**
Capital Distribution	(61,345)
Net income/(loss)	63,818
Balance—December 31, 2020	$ **(22,114)**
Capital Distribution	(67,106)
Net income/(loss)	131,204
Balance—December 31, 2021	$ **41,984**

See accompanying notes to financial statements.

HEALHAUS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	131,204	$	63,818
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		13,424		13,424
Changes in operating assets and liabilities:				
Inventory		-		8,154
Credit Cards		(55,984)		(3,216)
Deferred Revenue		11,525		14,382
Other Current Liabilities		26,468		35,838
Net cash provided/(used) by operating activities		**126,637**		**132,400**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(6,500)		(3,396)
Purchases of Intangible Assets		(123,572)		-
Net cash provided/(used) in investing activities		**(130,072)**		**(3,396)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(67,106)		(61,345)
Borrowing on Promissory Notes and Loans		(18,682)		93,439
Net cash provided/(used) by financing activities		**(85,788)**		**32,094**
Change in cash		(89,223)		161,098
Cash—beginning of year		241,746		80,648
Cash—end of year	$	**152,523**	$	**241,746**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

HEALHAUS LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1. NATURE OF OPERATIONS

HealHaus LLC was formed on November 20, 2017, in the state of New York. The financial statements of HealHaus LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Healhaus LLC is a wellness company based in Brooklyn, New York. Revenue is made through its brick-and-mortar studio; Revenue is made through the facilitation of yoga & meditation classes, private room rentals for practitioners and a café. The second revenue driver is through HealHaus' online subscription services. The last revenue driver is through HealHaus' corporate wellness program. HealHaus facilitates corporate wellness for employers through in-person and Online programming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold improvement	15 years
Machinery and Equipment	5 years

HEALHAUS LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software application costs which is still in the development phase. It will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues through the facilitation of yoga & meditation classes, private room rentals for practitioners, and a café. The second revenue driver is through HealHaus' online subscription services. Currently, members pay $20-$30 per month to access unlimited online yoga and meditation classes. The last revenue driver is through HealHaus' corporate wellness program. HealHaus facilitates corporate wellness for employers through in-person and online programming.

Cost of sales

Costs of goods sold include the cost of goods sold, products, and related costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $2,596 and $1,549, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

HEALHAUS LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued expenses	$ 1,600	$ -
Accrued interest	37,940	25,625
Gift card	12,240	10,169
Prepaid revenue	10,500	-
Sales tax	27	44
Total Other Current Liabilities	**$ 62,307**	**$ 35,838**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 3,396	$ 3,396
Leasehold improvement	194,079	187,579
Property and Equipment, at Cost	**197,474**	**190,974**
Accumulated depreciation	(52,724)	(39,301)
Property and Equipment, Net	**$ 144,750**	**$ 151,674**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $13,424 and $13,424, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Software development	$ 123,572	-
Intangible assets, at cost	**123,572**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 123,572**	**$ -**

The application is still in development phase and expected to be completed this year. Amortization expenses for the software app development for the fiscal year ended December 31, 2021 and 2020 were in the amount of $0.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ -
2023	(24,714)
2024	(24,714)
2025	(24,714)
Thereafter	(49,429)
Total	**$ (123,572)**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Darian Hall	50.0%
Elisa Shankle	50.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Interest	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL SBA Loan	$ 123,200	3.75%		5/31/2020	5/31/2050	$ 4,628	$ 4,628	$ 7,212	$ 116,188	$ 123,400	$ -	$ -	$ -	$ 123,100	$ 123,100
PPP Loan	$ 18,982	1.00%		5/1/2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 18,982	$ 18,982
Loan Payable - Jason Mowatt	$ 100,000		$ 15,000	10/16/2018	3/16/2020	$ 15,000	$ 15,000	$ 100,000		$ 100,000	$ 15,000	$ 15,000	$ 100,000		$ 100,000
Total	**$ 123,200**					**$ 4,628**	**$ 4,628**	**$ 107,212**	**$ 116,188**	**$ 223,400**	**$ 15,000**	**$ 15,000**	**$ 100,000**	**$ 142,082**	**$ 242,082**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2021	$ 107,212
2022	7,212
2023	7,212
2024	7,212
Thereafter	94,552
Total	**$ 223,400**

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes-A. Terrell	$ 50,000	10.00%	11/14/2018	5/14/2020	5,000	5,000	50,000	-	50,000	5,000	5,000	50,000 $	-	50,000
Total					**$ 5,000 $**	**5,000 $**	**50,000 $**	**-**	**$ 50,000**	**$ 5,000 $**	**5,000 $**	**50,000 $**	**-**	**$ 50,000**

The convertible notes are convertible into equity securities at a conversion price equal to 80% of the price paid by the investors on the same terms and conditions as given to the investors. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 8, 2018, the Company entered into a lease agreement with 1082 HSL Group LLC for the premises in Brooklyn, New York. The base rent starts from $5,250 and ends on April 30th, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 71,476
2023	24,096
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 95,572**

Rent expenses were in the amount of $44,012 and $41,396 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 10, 2022, which is the date the financial statements were available to be issued.

In April of 2022, the Company reopened their brick and mortar studio after two years of being closed due to the Covid-19 pandemic.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website



HealHaus

Inclusive wellness platform for individuals & corporations

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$1,000	**$8,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

INVEST IN HEALHAUS

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.healhaus.com

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HealHaus is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 3.75% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

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Company Highlights

> Since launching in 2018, achieved over $2M in total revenue as of Q2 2022, with a yearly revenue of $500k+ for 2020-2021. During COVID, launched a monthly subscription membership that gained over 1,000 members in one year, contributing to a 21% YoY revenue growth from 2019-2020 (unaudited)

> Corporate clients include Google, Nike, Microsoft, Time Inc., Vox Media, Adidas, Ulta, MoMa, Spotify, New York Times, Sony, Peloton, and more

> Revenue from corporate wellness clients has increased 74% YoY, from $174K in 2020 to $303K in 2021 (unaudited)

> Operating profit margins have increased each year since inception, and achieved an operating margin of 17% in 2021. Achieved an EBITDA of over $100K for 2021 (unaudited)

> Received national and global press from the New York Times, Men's Health, Forbes, Essence, Vogue, Bloomberg, and more

Fundraise Highlights

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note (SWIFT)

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $6,400,000 before Oct 22, 2022

> Valuation Cap Schedule: See Full Schedule

We believe the future of wellness is within communal online spaces rooted in equity and inclusion. HealHaus aims to shift the culture around wellness by redefining who it is for and how it is experienced.

———

Problem

Wellness is rapidly normalizing into mainstream culture, with the market size expected to reach over $6T by 2025. Despite this growth, there is still a lack of accessible and inclusive services. Those in existence tend to be fragmented across various platforms and don't meet an individual's different needs in different spaces. Only **33% of Black Americans** with any mental illness sought mental health services in 2019, while **50% of White Americans** did.

Solution

HealHaus is a one-stop-shop for diverse healing services to be experienced through our proprietary products and services:

1. HealHaus @ Home: our online subscription-based membership

2. HealHaus @ Work: our corporate wellness program

3. Brooklyn-based in-person studio

4. Our live and on-demand app, planned to launch in 2023

We specialize in taking a **holistic approach to wellness**, creating an expansive healing experience through a variety of services including yoga, meditation, therapy, etc. This approach results in transparent and relatable safe spaces that encourage our community to come as they are.

Traction

We have a growing online community with over 50K engaged followers on Instagram and 1M site searches.

Over 2,000 people have experienced the HealHaus @ Home membership and we have worked with over **75 corporate clients including Nike and Google** through our HealHaus @ Work program.

HealHaus @ Work provides employee focused programming that is an extension of a company's culture with a vast curriculum of sessions facilitated by therapists and wellness experts.

77% of employees in the US report wellness programs positively impact the culture at work.

"I cannot say enough about how great of an experience this was. The HealHaus team was a pleasure to work with, the practitioners were amazing, and even through Zoom made us feel part of an intimate community. "- New York Times testimony.

Gallery





Essence Interview.

Media Mentions

Men's Health   Forbes   ESSENCE   The New York Times   HUFFPOST

BLACK ENTERPRISE   THE CUT   bon appétit   VOGUE   WELL + GOOD

NEW YORK POST   U.S. Chamber of Commerce Foundation   SELF

The Team

Founders and Officers



Darian Hall
CO-FOUNDER

Darian Hall received his Bachelor's of Business Administration degree from Arizona State University with Cum Laude honors.

He led a successful 10-year career in the pharmaceutical and medical device sales field and worked for some of the top companies such as Johnson and Johnson and Stryker.

After millions in sales and managing one of the most competitive markets in New York, Darian decided to embark on an entrepreneurial path, but first set out to travel the world for 8 months.

During his travels he learned a lot about himself and became more passionate about the commonalities that connect us as humans. One common thread he realized, were the various traumas that his male friends shared.

This prompted him to start thinking about the lack of accessible healing spaces for men and how many of his friends could benefit from therapy. He set out to explore this question and brought Elisa along to build HealHaus.

Darian believes HealHaus is his life's work and is passionate about affecting change in the world.

Darian was recently chosen to be part of Hennessey's Inaugural "Never Stop, Never Settle" Business Leaders Program.



Elisa Shankle
CO-FOUNDER

Elisa Shankle moved from NC to NYC to attend Pratt Institute and received a BA in Interior Design. She is a 2-time founder and seasoned entrepreneur with 10 years of experience in wellness and design.

She spent 7 years of her career in interior design and architecture as a commercial and residential designer. Her experience spans working for notable design firms, and transitioning to building her own interior design firm with a focus on hospitality and office design. She has developed design concepts, interiors, and project managed construction for clients such as Sarah Jessica Parker, Carmelo Anthony, Hinge, and MKTG to name a few.

Her passion for design is undeniable, but not her life purpose. This became more evident as Elisa began to delve more into her mindfulness practices, knowledge of plant medicine, and a holistic lifestyle. In her early 20s she dealt with anxiety and depression, and learned to cure herself through holistic and mental healthcare practices that addressed her body, mind, and spirit. Through this experience she knew it was her calling to share this work with her community.

In the wellness space, she often did not see herself reflected in the community or the practitioners. She set out to change this by partnering with Darian and defining the blueprint of what inclusive wellness can look like by creating HealHaus.

Elisa was recently chosen to be part of Adidas Inaugural "Culture & Bloom" Social Impact Accelerator program.

Notable Advisors & Investors



Alphonzo Terrell
Investor, Twitter - Global Head of Social and Editorial



Jamila O'Gilvie-Craig
Advisor, The Beryl Company - Business Strategy Consultant



Bryan A. Brooks
Advisor, Law Offices of Bryan A. Brooks - General Counsel



Phil D'Angelo
Advisor, Prager Metis-Financial Advisor



Nicole Okumu
Advisor, Grey Area Collective-Business Strategy Consultant

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $6,400,000 no later than Oct 21, 2022
	US $7,000,000 no later than Oct 28, 2022
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
SWIFT Tiers for Valuation Cap	Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $8,000,000; however, investors that confirm their investment no later than October 21, 2022 (at 11:59 PM ET) will have a valuation cap of $6,400,000. Investors that confirm their investment after October 21, 2022 (at 11:59 PM ET) but no later than October 28, 2022 (at 11:59 PM ET) will have a valuation cap of $7,000,000. Investors that confirm their investment after October 28, 2022 (at 11:59 PM ET) will have the base valuation cap of $8,000,000.
Closing conditions:	While Healhaus has set an overall target minimum of US $250,000 for the round, Healhaus must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Healhaus's Form C.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds

If Minimum Amount Is Raised



● Product & Working Capital   ● Team/Personnel
● Sales & Marketing

If Maximum Amount Is Raised



● Product & Working Capital   ● Team/Personnel
● Sales & Marketing

Investor Perks

Early Bird Bonus Perk: All investors who invest by Thursday 10/13/2022 at 11:59pm ET will receive a bump up to the next perk tier. For example, an investment of $2,000-$4,999 will earn perks for the $5,000 - $9,999 tier.

Tier 1: Investors who invest $2,000 - $4,999 will receive HealHaus merchandise and complimentary access to our HH @ Home online membership for 3 months. ($125 value)

Tier 2: Investors who invest $5,000 - $9,999 will receive HealHaus merchandise and complimentary access to our HH @ Home online membership for 6 months. ($255 value)

Tier 3: Investors who invest $10,000 - $24,999 will receive HealHaus merchandise and complimentary access to our HH @ Home online membership for 1 year. An online 1 on 1 healing session with a HealHaus practitioner will be provided as well. ($450 value)

Tier 4: Investors who invest $25,000 – $49,999 will receive Tier 3 perks, and are invited to attend a curated group wellness session and dinner at our Brooklyn, NY studio ($950 value)

Tier 5: Investors who invest $50,000 - 99,999 will receive Tier 4 perks, access to our HH @ Home online membership for 3 additional years (4 total), plus quarterly 1 on 1 healing sessions with a HealHaus practitioner. ($950 value)

Tier 6: Investors who invest $100,000 or more will receive Tier 5 perks plus unlimited access to our HH @ Home online membership and Brooklyn, NY Studio membership. ($1,950 value)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $50,000
Closed Date	Nov 15, 2018
Security Type	Convertible Note

Market Landscape



Global Wellness Market Size - Global Wellness Institute

Wellness App Market

The global mental health apps market size is expected to reach $17.5 billion by 2030. It is expected to expand at a compounded annual growth rate (CAGR) of 16.5% from 2022 to 2030. Growing penetration and adoption of mental health apps due to their benefits in improving the mental health of consumers and increasing awareness regarding mental health are some of the key factors boosting the growth of this market.

Corporate Wellness Market

The global corporate wellness market size was valued at $52.8 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 7.0% from 2021 to 2028. Many businesses in various industry verticals have started implementing health programs for their employees, which will also boost market demand. Wellness programs at the workplace help companies by augmenting productivity while reducing the overall operational costs. Rising awareness regarding employee health and wellbeing is expected to drive the market for corporate wellness.

Consumer Landscape

The COVID-19 pandemic has severely impacted the mental health of employees. After its onset, it led to the work from home transition which resulted in a great deal of stress among employees due to the feeling of isolation. Moreover, the pandemic impacted the economy creating a financial crisis for many people which in turn affected their mental health. To tackle the problem, service providers are adopting virtual methods to provide services such as meetings with therapists and health coaches.

We think wellness platforms such as Chopra, The Well and Modern Health have limited reach. HealHaus is a one-stop shop, that seamlessly integrates your care at Home and at Work. **We believe HealHaus is well positioned to capture a segment of the Wellness App and Corporate Wellness markets by providing extensive and curated services.**

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The wellness market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Darian Hall and Elisa Shankle. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company has outstanding liabilities. The Company owes (i) $123,400 in remaining payments due on an EIDL Loan (ii) $50,000 on a convertible note and (iii) $100,000 in remaining payments due on a loan.

The Company has outstanding liabilities in the form of Convertible Notes. The Company has issued 1 Convertible Note in 2018 for total principal approximately $50,000. The issued Convertible Note has a 20% discount upon conversion. The conversion shall not be less than 2.5% of the equity securities issued by the company.

The Company has not filed a Form D for its Convertible Note offering from 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $8,000,000; however, investors that confirm their investment no later than October 21, 2022 (at 11:59 PM ET) will have a valuation cap of $6,400,000. Investors that confirm their investment after October 21, 2022 (at 11:59 PM ET) but no later than October 28, 2022 (at 11:59 PM ET) will have a valuation cap of $7,000,000. Investors that confirm their investment after October 28, 2022 (at 11:59 PM ET) will have the base valuation cap of $8,000,000.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



HealHaus's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download HealHaus's Form C

Data Room

NAME	LAST MODIFIED	TYPE
› 🗀 Financials (3 files)	Sep 29, 2022	Folder
› 🗀 Fundraising Round (1 file)	Sep 29, 2022	Folder
› 🗀 Investor Agreements (1 file)	Sep 29, 2022	Folder

› 📁 Miscellaneous (4 files)		Sep 29, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in HealHaus

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by HealHaus. Once HealHaus accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to HealHaus in exchange for your securities. At that point, you will be a proud owner in HealHaus.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, HealHaus has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now HealHaus does not plan to list these securities on a national exchange or another secondary market. At some point HealHaus may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when HealHaus either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is HealHaus's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the HealHaus's Form C. The Form C includes important details about HealHaus's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Heal
Haus

Pitch 2022

An inclusive online and in-person wellness platform for healing humans at Home and at Work.



IMPORTANT- PLEASE READ

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem:

Wellness is rapidly normalizing into mainstream culture, which is evidenced by the Global Digital Wellness market reaching $84 billion in 2019. Despite this growth, there is still a lack of accessible and inclusive wellness services. Those in existence are fragmented across various platforms and don't meet an individuals different needs in different spaces.

`Only 33% of Black Americans with any mental illness sought help from mental health services in 2019, while 50 % of white Americans did. Mental illness-related stigma, lack of racial diversity among providers, and lack of insurance or underinsurance are just a few reasons.'*

–Global Wellness Institute / U.S Dept. of Health and Human Services Office of Minority Health and Mental Health America

The Wellness Industry Isn't Making You Well

It's exclusionary, expensive, and too trendy for its own good.

by Caroline Rothstein Jan 1, 2019



GETTY IMAGES



The Opportunity:

What if a wellness platform existed that addressed your well-being body, mind, and spirit in one place? A safe space that considered how you exist not only at home but within your work environment.

A community online experience to seamlessly integrate your care at Home and at Work.

Let's make healing a lifestyle, not just a trend.

Welcome to HealHaus

'Bringing human back to healing.'





HealHaus is a one stop shop for diverse healing services to be experienced through HealHaus @ Home; our online subscription based membership, HealHaus @ Work wellness program, and our Brooklyn in-person studio.

We specialize in taking a holistic and mental health approach to wellness, creating an expansive healing experience. This results in transparent and relatable safe spaces that encourage our community to come as they are.

We believe the future of wellness is within non-clinical communal online spaces rooted in equity and inclusion. HealHaus aims to shift the culture around wellness by redefining who it is for and what it looks like.

'When it comes to attitudes toward seeking Mental Health services, more than 80% of BIPOC are very concerned about the stigma associated with mental illness, and this concern often discourages the seeking of treatment'

-U.S Dept. of Health and Human Services Office of Minority Health and Mental Health America





Competitive Landscape

Online Wellness Apps

All – Inclusive Platforms

Low Accessbility

Headspace
Calm
Insight Timer
Chopra
Alo Yoga
Shine

HealHaus

High Accessbility

High Accessbility

Low Accessbility

Physical Studios

The Well
Y7 Studios
Sky Ting
Yoga Maya
Pure Yoga
Om Factory

Corporate Wellness

Modern Health
Wellable
Remote Team Welllness
Well Steps
Wellness Corporate Solutions

• Leading Black-owned all-inclusive wellness platform

• Established national and global brand name recognition

• Active memberships that can be converted to the app during launch

• An influential customer base that actively promotes HealHaus offerings

Market Size and Validation

Global Health + Wellness App Market



Total Available Market

Servicable Available Market

236 B

40 B

52.8 M

Global Corporate Wellness Market



Total Available Market

Servicable Available Market

47.5 B

20 B

50 M

We believe HealHaus is well positioned to capture a segment of the Wellness App and Corporate Wellness markets by providing extensive, curated, industry leading services.

A Selection of our ongoing Corporate Clients

The New York Times
Spotify
FACEBOOK
COMPLEX
vimeo
SUNDANCE FILM FESTIVAL
YouTube
VOXMEDIA
UNIVERSAL
UNIVERSAL MUSIC GROUP
SQUARESPACE
SONY
THE SHED
Bancor
SAMSUNG
wework
verizon
PELOTON
MoMA
TIME
OPEN SOCIETY FOUNDATIONS
PEPSICO

Traction

1,000+ Reviews with 4.5/5 rating

"Carlos was awesome, he helped me examine places of gratitude within my life despite the pandemic and civil rights movements we are currently facing." - Lynette (5 Stars)

"Absolutely amazing. I've been struggling with a lot of PTSD and autoimmunity symptoms that showed up after accumulating intergenerational and personal trauma. I felt like I moved so much in this class. I've never experienced anything like it." - Crystal (5 Stars)

"The first time taking yoga in 3 years and it was such a beautiful experience. There was so much patience and presence in the space!"
- Aaliya (5 Stars)

"Amazing, compassionate and talented instructors. Love HealHaus!"
- Suzie (5 Star Rating)

2,000 HealHaus @ Home Online Members

75+ HealHaus @ Work Corporate Clients

1 Million Website Searches

12K+ contact list through In-Studio and Live Online signups







50k+ Instragram Followers

AT&T 4:33 PM
healhaus
Heal Haus
1,373 Posts
52.1K Followers
126 Following
HealHaus
Community
A Wellness Concept & Café
Daily Yoga + Meditation Classes
Workshops + Private Sessions
Corporate Wellness more
linktr.ee/healhaus
1082 Fulton Street, Brooklyn
Followed by ma.nush.ka, bradgiff0 and 320 others
Following
Message
Email
This Week
at the Haus
This Week
at the Haus

11 Welcome

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Business Model





HealHaus @ Home

Our online membership currently consists of unlimited live wellness offerings @ $30/month 7 days a week that consists of yoga, meditation, group therapy, soundbaths, and breathwork to name a few.





Globally members can tap in at their convenience and receive guidance from a diverse range of practitioners who are experts within their fields.

The new culture of workplace wellness is acknowledging Home and Work do overlap, and we have the remedy.


WHY IS YOUR MENTAL HEALTH IMPORTANT TO YOU?
WHAT IS THE MOST STRESSFUL PART OF YOUR JOB?

HealHaus @ Work

We provide employee focused programming that is an extension of a company's culture and values with a vast cuuriculum of online sessions facilitated by therapists, coaches, mindfulness experts, etc.

They support mental health, anxiety and burnout relief, and diversity and inclusion to name a few. We have a tiered pricing model that allows our clients to lock in packages or yearly retainers as an ongoing HealHaus @ Work member.

- 77% of employees report health and wellness programs positively impact the culture at work

-Aflac Workforce

Phase 1 In Progress: HealHaus @ Home

Choose Your Journey

Unlimited Live Classes – 24 Hour Replay


LIVE NOW
Open Level Vinyasa
w/ Carleen Shankle
Join
+22
Live Classes
+ Filter
View All
19 20 21 22 23 24 25
S M T W T F S
WED 8:30AM
Open Level Vinyasa
w/ Carleen Shankle
Join
WED 12PM
Restorative Yoga
w/ Laura Lebron
Book

Diverse Content and Practitioners


YOGA
Open Level Vinyasa
w/ Monica Pirani
On Demand
View All
WORKSHOP
Navigating Failure
w/ Shirin Eskandani
WORKSHOP
Sacred Soundbath
w/ Julius Betila
MEDITATION
Destress Meditation
w/ Carlos Alberto
Practitioners
View All
Find A Class
Watch Now

On Demand Studio Filmed Videos


BREATHWORK
Sacred Circle: Womb Wellness
w/ Carleen Shankle
Live Classes
+ Filter
View All
19 20 21 22 23 24 25
SAT 3:30PM
Tarot Herbalism
w/ Liridona Duraku
Book
SAT 7PM
Sacred Circle
w/ Queen Afua
Book

Watch a Session Anytime Anywhere


On Demand
View All
WORKSHOP
Breathwork for Self-Love
w/ Jennifer Patterson
WORKSHOP
Tarot 101
w/ Malorine Mathurin
WORKSHOP
Life Alignment Lab
w/ Didier Sylvain
Practitioners
View All
Find A Class
Watch Now
Home
Mind
Body
Spirit
Profile

- **PHASE 1 (1st Quarter 2023) App MVP launch – current member access**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

15 Business Model

Phase 2: HealHaus @ Work Online Web Platform

Company Log-In

Online Wellness Package Building and Checkout

Access to Focused On Demand Content

Live Curated Company Wide Sessions



Heal Haus
STEP 1 OF 5
Welcome to HealHaus @ Work
Create your account to get started.
EMAIL ADDRESS
kayla@newyorktimes.com
NEW PASSWORD
REPEAT PASSWORD
Next Step

HealHaus
Welcome to HH @ Work, Kayla!
Today's Sessions
+ Filter
View All
THERAPY
Mental Health In The Workplace
COACHING
Easing Burn-Out
Featured Videos
+ Filter
View All
WORKSHOP
Coping + Thriving
I needed some grounding, thank you
After a long day, this was everything!
Join the conversation...

- **PHASE 2 (2nd Quarter 2023) HH @ Work Online Web Platform**

16 Business Model

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

HealHaus @ Home User Acquisition

Executions will include:

- Focus on converting our current studio and online members to App with benefits and referral program
- Targeted ad campaign to access new members worldwide
- Marketing rollout to our 50k+ instagram followers
- Announcing launch via our 12k+ newsletter subscribers
- Community word of mouth and connecting with influencers and industry leaders to support and promote launch
- Cross brand partnerships to amplify and expand customer base

$20/month planned **platform fee**


Millions
60
50
40
30
20
10
0
2021
2022
2023
2024
2025
2026

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

HealHaus @ Work User Acquisition

Executions will include:

· Onboarding new and transition our current HH @ Work clients to online web platform to stream and purchase wellness sessions

· Sign up existing and new global companies for employee HH @ Home App subscription memberships

· Marketing rollout to our 50k+ instagram followers

· Announcing launch via our 12k+ newsletter subscribers

· Community word of mouth and connecting with influencers and industry leaders to support and promote launch

· Brand partnerships to amplify and expand customer base

Tiered platform with starter, premium, and enterprise package options



Millions

60
50
40
30
20
10
0

2021 2022 2023 2024 2025 2026

18   Business Model

Meet the Founders



Darian Hall

Darian Hall, received his Bachelor of Business Administration degree from Arizona State Univ with Cum Laude honors. He led a successful 10-year career in the medical device sales field and worked for some of the top companies such as Johnson and Johnson and Stryker. After 15mil in sales and managing one of the most competitive markets in New York, Darian set out to travel the world for 8 months. During his travels he learned a lot about himself and became more passionate about the commonalities that connect us as humans. One common thread he realized, were the various traumas that his male friends shared. This prompted him to start thinking about the lack of accessible healing spaces for men. He set out to explore this question and brought Elisa along to build HealHaus.

Elisa Shankle

Elisa Shankle moved from NC to NYC to attend Pratt Institute and received a BA in Interior Architecture. She spent 8 years as an entrepreneur running a successful design firm specializing in hospitality and office design. Her passion for design was undeniable, but not her purpose. This became more evident as Elisa began to delve more into her mindful practices, knowledge of plant medicine, and a holistic lifestyle. In her early 20s she dealt with anxiety and depression, and learned to cure herself naturally through diet and herbs. Being in the wellness space, she often did not see herself reflected in not only the community but practitioners as well. She set out to change this partnering with Darian and defining the blueprint of what inclusive wellness can look like.

19

"Darian and Elisa are both essential and powerful thought leaders, that are uniquely positioned to tackle some of the biggest challenges in the wellness space." - bon appetit (2019)

Ask

We believe this round of fundraising will help us scale HealHaus over the next three years.



· Make key personnel hires

- CTO / App Maintenance
- Operations Manager
- CMO
- Studio Manager
- Social Media Manager

· Expand the digital services platform through phase 4

· Support on-demand content creation and production

· Develop a targeted marketing campaign.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Executive Summary

Overview

HealHaus is an inclusive online and in-person wellness platform for healing humans at Home and at Work.

Problem Summary

· Current wellness platforms do not have different access points, which leads to users having to seek services across multiple platforms.

· Many of the current platforms also lack diversity from a programming and practitioner standpoint.

· Only 33% of Black Americans with any mental illness sought out mental health services in 2019, while 50% of white Americans did.

· More than 80% of Black Americans are very concerned about the stigma associated mental health. Couple that with the cumbersome process to obtain services and it discourages the seeking of help.

Solution Summary

HealHaus is a one-stop shop that streamlines access to extensive and diverse wellness services.

Market Analysis

According to the recent analysis research report: the Global Digital Wellness Market size in 2019 was approximately USD 84.08 Billion. The market is expected to grow at a CAGR of 14.8% and is anticipated to reach around USD 220.94 Billion by 2026. We believe HealHaus is well positioned to capture a segment of the market by providing unique services and being the 1st all-inclusive Black-owned Wellness platform.

Key Next Steps

· HealHaus @ Work will be completed and will go to market in Fall 2022.

· Go to market strategy will include, but not limited to, converting current members over to the new HealHaus Online App.

· Key personnel hires and targeted marketing campaigns in 2022-2023 will help the scaling of HealHaus.

21

Thank You!

1082 Fulton Street
Brooklyn, NY 11238





Appendix
COVID-19 Pivot

· Converted our brick & mortar studio to a video recording studio for app content

· Transitioned all studio and corporate wellness programming online for global access through Zoom

· 1100+ Digital Subscriptions within first few months ($30/month)

· 21% revenue increase from previous year (from 2020 to 2021)

· Created the HealHaus Therapy fund. The fund provides free therapy to communities of color

Our Healers

•Flexible faciltation across both HH @ Work and HH @ Home

• Wellness leaders and experts in their respective fields

• `Rockstar' energy with strong community following and class retention

• Practitioner range includes therapists, coaches, nutritionists, mindfulness leaders, acupuncturists, sound healers, and more...



70% identify as people of color

20% specialize in DEI and LGBTQ+ affirming care

National and Global Press

The New York Times
VOGUE
NEW YORK POST
LS:N GLOBAL
Men'sHealth
PureWow.

ELLE
SCANDINAVIAN TRAVELER
TimeOut New York
Fitt
am NEWYORK
ESSENCE

girlboss
FASHIONISTA
BK READER
NEW YORK EATER
BLACK ENTERPRISE
HAUTE LIVING

Forbes
culture trip
SWIRLED
NEW YORK MAGAZINE
Bloomberg
U.S. Chamber of Commerce

EXHIBIT E
Video Transcriptions

TITLE: HealHaus Interview - Essence - YouTube
VIDEO TYPE: Other
LANGUAGE: en-US
VIDEO SPECIALTY: Standard

TOPIC: HealHaus Interview - Essence - YouTube 00:00:00-00:03:04

spk_0: so I used to be in sales and I had quit my job and went traveling around the world for like six months. Right? And so

spk_1: hi, I'm Mark Harris working money editor for essence and today we've got another best in black owned, I'm standing in front of Healhaus invest in Brooklyn and today we're gonna talk to the owners about what it took to launch this wellness space. Hi, I'm sitting next to Darian hall and ELISA Schenkel of Healhaus. Hi

spk_2: guys, hi,

spk_1: when did Healhaus open? And what is Healhaus for those that don't know,

spk_2: we are a wellness space. Um we have a wellness bar, we have daily yoga and meditation classes, workshops, private practitioner services. So everything from acupuncture to therapy to massage. And it's really all different healing modalities under one roof, what

spk_1: kind of inspired the opening of it? What's the back story?

spk_0: You know, I started thinking about having some type of space that incorporated therapy and I knew ELISA was already incorporating therapy and yoga and meditation into her life and trusted her opinion on this. You know, this thing, I was, you know, that was keeping me up at night and reached out to her to kind of get her opinion on this. And it started this conversation about it being much bigger than just a space that incorporated therapy.

spk_1: How much money did it take to kind of Yeah,

spk_0: yeah. So I think in terms of, you know, the money aspect, it was a big decision because it's not like we had, you know, initial outside investments or anything like that. Right? And so um so this was gonna be, you know, the little bit of savings that I personally had that I was going to be putting into the business. So it was like, can I ask how much I was um so I cast my four oh one K. To like open a business, right? And so I think I had about 100,000 total. But like if you touch your 401k, you really lose like 50% right right off the top.

spk_2: Like people don't understand when you're making a brick and mortar, like the licenses that you have to deal with getting an architect dealing with the contracting team, project, managing the contracting team what you need to purchase materials. It's like so much everyone

spk_1: learn more about.

spk_0: Yeah. Healhaus dot com is. H E A L H A U S dot com is where all of our information is, but also follow us on our social media channels, which is just at Healhaus dot com. H E A L H A U

spk_1: S Thank you, thank you. Thank you for having

spk_2: us. So awesome.

spk_1: Thank you guys so much for tuning in another best in black owned. You can check out the rest of the series on essence dot com and thank you special. Thank you to ELISA and Darian, thanks so much